March 29, 2022	Joseph F. Leo direct phone: 515-242-246 direct fax: 515-323-856 email: joe.leo@brownwinick.com

VIA EDGAR

Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christina Chalk

Re:     Lincolnway Energy, LLC
Schedule 13E-3
Filed February 25, 2022
Filed by Lincolnway Energy, LLC
File No. 005-93581

Preliminary Proxy Statement
Filed February 25, 2022
File No. 000-51764

Dear Ms. Chalk:

On behalf of our client, Lincolnway Energy, LLC, an Iowa limited liability company (the “Company”), we are submitting the Company’s responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-captioned Schedule 13E-3 (“Schedule 13E-3”) and the Company’s above-captioned preliminary proxy statement (“Preliminary Proxy Statement”) contained in the Staff’s letter dated March 9, 2022 (the “Comment Letter”). The Company is filing today via EDGAR Amendment No. 1 to the Company’s Preliminary Proxy Statement filed February 25, 2022 (“Amendment No. 1”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Capitalized terms used in the Company’s responses but not defined herein have the meanings specified in Amendment No. 1.

Additionally, we are sending, by email, a copy of Amendment No. 1 and a marked copy of Amendment No. 1 showing the changes to the Preliminary Proxy Statement.

Preliminary Proxy on Schedule 14A

What will be the effects of the Reclassification?, page 14

1.    Summarize here all material changes in the rights of unitholders who will receive Class C and D Units, besides the limitations on their voting rights.

Response:

The Company respectfully advises the Staff that other than the changes in the limitations on their voting rights, the Class C and Class D Units are subject to right of first refusal transfer restrictions and drag-along rights. In the event that a majority of the Class A Members, the Common Members, the Class B Members and the Class C Members voting as separate classes, propose to transfer their Units, all of the Units owed by all of the Company’s members must be sold in the transaction so long as the transaction is approved by the Directors. All other rights of the unitholders who will receive Class C and Class D Units will not change.

What are the differences between the Common Units, Class A, Class B, Class C and Class D Units?, page 18

2.    See our comment above. Explain the differences in the limited liability provisions applicable to certain of the classes of units that will be issued in the reclassification.

Response:

The Company respectfully advises the Staff that there will be no differences in the limited liability of the holders of the Class C and Class D Units. The holders of the Class C and Class D Unit’s liability to the Company will be limited to their capital contributions. The Class C and the Class D Units will be entitled to a vote on any changes to the Organizational Documents of the Company that would modify their limited liability.

Financial Information, page 24

3.    We note the assertion here that because the Company will save $480,000 as a result of the reclassification, pro forma financial statements are not required. With a view to further disclosure, please provide an expanded analysis of the materiality of financial statements required (supplementally in your response letter). Your analysis should explain why the financial information required by Item 13 of Regulation 14A is not material to unitholders being asked to vote upon the reclassification and the amendments to the operating agreement.

Response:

The Company respectfully advises the Staff that due to the fact that the $480,000 in anticipated cost savings represents approximately 7% of the Company’s Fiscal Year 2021 annual net income (the Company’s most recent fiscal year results) and approximately 6% of the Company’s net income for the first fiscal quarter of fiscal year 2022 (the Company’s most recent interim period)

and because the reclassification and operating agreement amendments would result in a decrease in the Company’s general expenses, management believes that the pro forma financial statements would not be material for the Company’s unitholders who will be asked to vote on the reclassification and the amendments to the operating agreement. Further, management determined that the cost savings would not have a material impact on the Company’s balance sheet or book value per unit in those periods. Finally, since none of the unit holders are being cashed out and their economic rights are not being altered by the Reclassification, management determined that the pro forma financial statements would not be materials to a unit holder’s decisions regarding the Reclassification and the amendments to the operating agreement.

4.    Revise to provide the summary financial statements required by Item 1010(c) of Regulation M-A in the proxy statement. See Instruction 1 to Item 13 of Scheduled 13E-3.

Response:

The Company respectfully advises the Staff that it has revised the disclosures in Amendment No. 1 to include the information required by Item 1010(c) of Regulation M-A.

Fairness of the Reclassification, page 30

5.    Some unitholders will receive new units with restricted voting and other rights but will receive no compensation in the reclassification. Specifically address how the Board considered this fact in determining that the contemplated transaction is fair to those unitholders.

Response:

The Company respectfully notes to the Staff that the Board considered the fact that reclassifying those unitholders who held less than 50 of the Company’s units had relatively little voting power originally and due to the savings the Company would gain by deregistration, the value of their units may in fact increase though they will have restricted voting rights. Further, any amendment to the Certificate of Organization or Operating Agreement of the Company, that adversely alters the rights, preferences, powers of or restrictions on the Class C Units or Class D Units will require their vote, voting separately as their own class.

Form of Proxy - Appendix A, page 92

6.    If Proposals 1 and 2 are conditioned on one another, so indicate on the form of proxy card.

Response:

The Company respectfully advises the Staff that it has revised the disclosures on the Form of Proxy attached to Amendment No. 1 as Annex A to indicate that Proposals 1 and 2 are conditioned on each other.

7.    The meaning of the phrase “among others” in Proposal 3 is unclear and the reasons for which you are seeking authority to adjourn the meeting must be specifically described. Revise Proposal 3 to specify the specific reason(s) for which adjournment would be sought.

Response:

The Company respectfully advises the Staff that it has removed the phrase “among others” in Proposal 3 in the Form of Proxy attached to Amendment No. 1 as Annex A and all other related references in Amendment No. 1 to eliminate the confusion. The adjournment will be taken only if necessary or appropriate, for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the Annual Meeting to approve the matters under consideration.

General

8.    Include a separate section for each proposal summarizing what is being voted upon, the background of why it is being proposed, the Board’s recommendation and the ramifications if each proposal is adopted. For example, revise to describe all of the changes that would result if Proposal 1 is adopted. This should encompass changes besides the reclassification of units, including changes to the transferability of the units and changes to the limited liability of Class C and D members. To the extent one proposal is conditioned on adoption of any other proposal, this should be specified.

Response:

The Company respectfully advises the Staff that it has created additional sections outlaying each proposal and why it is being proposed starting on page 49 of Amendment No 1.

9.    See our last comment above regarding the need to explain the interrelationship between Proposals 1 and 2. Explain for the benefit of unitholders why you are separately seeking proxy authority to amend the operating agreement and for the reclassification itself (which is provided for under the terms of the amended operation agreement).

The Company respectfully advises the Staff that the directors consider the reclassification of the units to be an important matter of unitholder concern and are submitting this matter to the unitholders as a matter of good corporate practice.

Response:

10.    Item 1014 of Regulation M-A requires the filing party on the Schedule 13E-3 to address the fairness of the transaction to unaffiliated shareholders. Here, where some unaffiliated shareholders’ units will not be affected by the planned reclassification, the Company must separately address and analyze fairness to both those impacted and those not impacted by the contemplated transaction. While you include generic statements that the reclassification is fair to all unaffiliated unitholders, including those whose units are not being reclassified, you do not explain how the Board reached this conclusion with respect to each subset of unitholders who will participate in this transaction in very different ways. Please revise to address, including the analysis of how the Company reached its fairness determination as to each subset of unaffiliated shareholders.

Response:

The Company respectfully advises the Staff that it has clarified the impacts of the reclassification on all of the unitholders, including those that will retain their current class of units and will not be subject to reclassification. The Company respectfully notes to the Staff that the only change to the Class A Units and the Class B Units’ rights and obligations will be on their transferability. Since we will no longer be a publically reporting company, the liquidity of these Units will be affected. Further, transfers of the Class B Units will be subject to a right of first refusal of the Company and drag along rights. The reclassification of the Common Units who own less than 50 of our Common Units will further change their rights and obligations. As noted above, those reclassified units, the Class C Units and the Class D Units, will have restricted voting rights, will be subject to transfer restrictions and drag along rights. However, the limited liability of all of the units will not change. The Board considers the impacts of the reclassification to be fair to each holder of our Units due to the potential increase in the value of their units from the savings the Company will generate from reduced reporting requirements.

Please do not hesitate to contact the undersigned at (515) 242-2462 or joe.leo@brownwinick.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Joseph F. Leo
Joseph F. Leo